FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Diageo plc
(Translation of registrant’s name into English)
8 Henrietta Place, London W1G 0NB
(Address of principal executive offices)
indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F ☑	Form 40-F ☐
indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82 ☐

SIGNATURES

List identifying information required to be furnished
by Diageo plc pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act 1934
1 – 30 November 2005

Information	Required by/when

Public Announcements/Press	The Stock Exchange, London

Announcement	Announcement
Harris Associates L.P. notifies the Company of its interests. (01 November 2005)	Company purchases its own securities through Goldman Sachs International. (15 November 2005)

Announcement	Announcement
Company purchases its own securities through CSFB Europe Ltd. (01 November 2005)	Company purchases its own securities through Goldman Sachs International. (16 November 2005)
Announcement	Announcement
Company purchases its own securities through CSFB Europe Ltd. (02 November 2005)	Company purchases its own securities through Goldman Sachs International. (17 November 2005)
Announcement	Announcement
Company purchases its own securities through CSFB Europe Ltd. (03 November 2005)	Barclays PLC notifies the Company of its interests. (18 November 2005)
Announcement	Announcement
Company purchases its own securities through CSFB Europe Ltd. (04 November 2005)	Company purchases its own securities through Goldman Sachs International. (18 November 2005)
Announcement	Announcement
Company purchases its own securities through Goldman Sachs International. (07 November 2005)	Mr Walsh informs the Company of his beneficial interests. Company notified of transfer of shares by Employee Benefit Trust (21 November 2005)
Announcement	Announcement
Company purchases its own securities through Goldman Sachs International. (08 November 2005)	Company purchases its own securities through Goldman Sachs International. (21 November 2005)
Announcement	Announcement
Company issues updated IFRS information. (09 November 2005)	Company purchases its own securities through Goldman Sachs International. (22 November 2005)

Announcement	Announcement
Company purchases its own securities through Goldman Sachs International. (09 November 2005)	Company purchases its own securities through Goldman Sachs International. (23 November 2005)
Announcement	Announcement
Company notified of transactions in respect of the Employee Benefit Trust. Transfer of Shares by Diageo Share Ownership Trustee Limited and Messrs Walsh, Rose and those persons discharging managerial responsibility inform the Company of their beneficial interests therein. Lord Blyth and Mr Stitzer inform the Company of their beneficial interests. (10 October 2005)
Company notified of purchase of shares by Employee Benefit Trust. Messrs Walsh and Rose are potential beneficiaries of the Trust. (24 November 2005)
Announcement	Announcement
Company purchases its own securities through Goldman Sachs International.(10 November 2005)	Company purchases its own securities through Goldman Sachs International. (25 November 2005)
Announcement	Announcement
Company purchases its own securities through Goldman Sachs International. (11 November 2005)	Company purchases its own securities through Goldman Sachs International. (28 November 2005)
Announcement	Announcement
Company purchases its own securities through Goldman Sachs International. (14 November 2005)	Company purchases its own securities through Goldman Sachs International. (29 November 2005)
Announcement	Announcement
Company announces it is to hold Investor Conference and confirms that guidance for the full year ended June 2006 is unchanged. (15 November 2005)	Company purchases its own securities through Goldman Sachs International. (30 November 2005)
Announcement
Barclays PLC notifies the Company of its interests. (15 November 2005)

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Diageo plc (Registrant)
Date 29 December 2005	By /s/ J Nicholls
	Name:	J Nicholls
	Title:	Deputy Company Secretary

Company	Diageo PLC
TIDM	DGE
Headline	Holding(s) in Company
Released	14:13 01-Nov-05
Number	PRNUK-0111

TO:	Regulatory Information Service PR Newswire
RE:	CHAPTER 9 PARAGRAPH 9.6.7
THE LISTING RULES
Diageo plc (the ‘Company’) announces that it received notification on 31 October 2005, for the purposes of Sections 198 to 208 of the Companies Act 1985, from Harris Associates L.P. (‘Harris’) that, due to a decrease in the issued share capital of the Company, the percentage represented by their beneficial interest in the Company’s Ordinary Shares of 28 101/108p each (‘Ordinary Shares’) had increased to 3.002 per cent. of the issued share capital. Harris have a beneficial interest in the equivalent of 87,854,439 Ordinary Shares (comprising Ordinary Shares and American Depositary Shares (‘ADS’)*). The issued share capital of the Company as at 31 October 2005 was 2,925,556,020, excluding 124,904,000 Ordinary Shares held as Treasury Shares.
*1 ADS is the equivalent of 4 Ordinary Shares.
1 November 2005
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	16:43 01-Nov-05
Number	4793T
Diageo plc announces that it has today purchased through CSFB Europe Ltd 1,600,000 ordinary shares at a price of 832.05 pence per share. The purchased shares will all be held as treasury shares.
Following the above purchase, Diageo plc holds 130,644,000 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 2,919,816,020.
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	16:54 02-Nov-05
Number	5559T

Diageo plc announces that it has today purchased through CSFB Europe Ltd 1,700,000 ordinary shares at a price of 832.25 pence per share. The purchased shares will all be held as treasury shares.
Following the above purchase, Diageo plc holds 132,344,000 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 2,918,117,540.
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	16:53 03-Nov-05
Number	6271T
Diageo plc announces that it has today purchased through CSFB Europe Ltd 1,800,000 ordinary shares at a price of 830.5 pence per share. The purchased shares will all be held as treasury shares.
Following the above purchase, Diageo plc holds 134,144,000 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 2,916,317,540.
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	17:07 04-Nov-05
Number	6991T
Diageo plc announces that it has today purchased through CSFB Europe Ltd 1,200,000 ordinary shares at a price of 838.43 pence per share. The purchased shares will all be held as treasury shares.
Following the above purchase, Diageo plc holds 135,344,000 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 2,915,117,540.
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released Number	17:55 07-Nov-05 7708T
Diageo plc

07 November 2005
Diageo plc announces that it has today purchased through Goldman Sachs International 1,150,000 ordinary shares at a price of 844.23p pence per share. The purchased shares will all be held as treasury shares.
Following the above purchase, Diageo plc holds 136,494,000 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 2,913,967,540.
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	17:34 08-Nov-05
Number	8377T
Diageo plc
08 November 2005
Diageo plc announces that it has today purchased through Goldman Sachs International 1,450,000 ordinary shares at a price of 849.39 pence per share. The purchased shares will all be held as treasury shares.
Following the above purchase, Diageo plc holds 137,704,000 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 2,912,761,992.
END

Company	Diageo PLC
TIDM	DGE
Headline	2005 IFRS Information
Released Number	10:09 09-Nov-05 8539T
9 November 2005
2005 IFRS Information
At its preliminary results in September 2005 Diageo issued supplementary schedules giving information in respect of its transition to financial reporting in accordance with International Financial Reporting Standards (IFRS). This data included unaudited restated financial information prepared in accordance with IFRS in relation to the year ended 30 June 2005 (the 2005 IFRS Information).
The International Accounting Standards Board, at its meeting in October 2005, considered a technical correction to eliminate an inconsistency in one of the standards. IFRS requires that deferred tax liabilities should be recognised in respect of separable intangibles where there is a difference between the accounting and tax values for these assets. Normally recognition of this deferred tax liability would result in a corresponding increase in goodwill. Diageo reflected this treatment in the 2005 IFRS Information issued on 1 September 2005 in respect of deferred tax liabilities of £438 million relating to intangibles acquired in business combinations prior to the IFRS transition date (1 July 2004). This was also the treatment considered as a technical correction by the IASB. However, following the decision by the IASB not to propose a technical correction, the provisions of IFRS1 applicable to pre transition date business combinations require that deferred tax liabilities existing at the transition date in respect of these assets should reduce equity by an equivalent amount and not increase goodwill.
Under UK GAAP, net assets at 1 July 2004, 31 December 2004 and 30 June 2005 were £4,183 million, £4,284 million and £3,834 million respectively. Under IFRS, net assets at 1 July 2004, 31 December 2004 and 30 June 2005 were £5,229 million, £4,997 million and £4,626 million respectively after making the above adjustment. This compares to £5,667 million, £5,435 million and £5,074 million, respectively disclosed in the 2005 IFRS information issued on 1 September 2005. This adjustment has no impact on the IFRS income statement or cash flows. Updated IFRS financial information is attached. The IFRS financial information and reconciliations with UK GAAP are available at www.diageo.com.
As described in the 2005 IFRS Information published on 1 September, IFRS are subject to ongoing review and endorsement by the EU and possible amendment by interpretative guidance from the International Accounting Standards Board (IASB) and are therefore still subject to change. Diageo’s IFRS information will be updated as necessary for any such changes, should they occur.
Diageo is required to present its first financial statements in accordance with IFRS in respect of the year ending 30 June 2006. The group will also present its interim financial information for the six months ending 31 December 2005 in accordance with IFRS.
- ends -
Contacts:
Investor Relations:
Catherine James +44 (0)207 927 5272 investor.relations@diageo.com
Media Relations:
Isabelle Thomas +44(0)207 927 5967 media@diageo.com
Notes to Editor:
Diageo is the world’s leading premium drinks business. With its global vision, and local marketing focus, Diageo brings to consumers an outstanding collection of beverage alcohol brands across the spirits, wine and beer categories including Smirnoff, Guinness, Johnnie Walker, Baileys, J&B, Cuervo, Captain Morgan and Tanqueray, and Beaulieu Vineyard and Sterling Vineyards wines. Diageo trades in some 180 countries around the world and is listed on both the New York Stock Exchange (DEO) and the London Stock Exchange (DGE). For more information about Diageo, its people, brands and performance, visit us at www.diageo.com
SUPPLEMENTAL SCHEDULES RE IFRS ADOPTION

Information relating to the restatement of the International Financial Reporting Standards (IFRS)
Introduction
Diageo formerly prepared its primary financial statements under UK generally accepted accounting principles (UK GAAP). The group is now required to prepare its consolidated financial statements in accordance with International Accounting Standards (IAS) and International Financial Reporting Standards as adopted by the European Union (EU). Diageo’s first IFRS results will be for the six months ending 31 December 2005 and the year ending 30 June 2006. Those financial statements will present comparative information for the year ended 30 June 2005 prepared under IFRS. This involves preparation of an opening IFRS balance sheet at 1 July 2004, which is the group’s date of transition to IFRS reporting.
Diageo formerly prepared its primary financial statements under UK generally accepted accounting principles (UK GAAP). The group is now required to prepare its consolidated financial statements in accordance with International Accounting Standards (IAS) and International Financial Reporting Standards as adopted by the European Union (EU). Diageo’s first IFRS results will be for the six months ending 31 December 2005 and the year ending 30 June 2006. Those financial statements will present comparative information for the year ended 30 June 2005 prepared under IFRS. This involves preparation of an opening IFRS balance sheet at 1 July 2004, which is the group’s date of transition to IFRS reporting.
Basis of preparation
The unaudited restated financial information has been prepared in accordance with IFRS standards applicable at 30 June 2005. These are subject to ongoing review and endorsement by the EU or possible amendment by interpretative guidance from the International Accounting Standards Board (IASB) and are therefore still subject to change. The restated information will be updated as necessary for any such changes, should they occur.
Certain amounts in these tables have been restated from the amounts published on 1 September 2005 as described on page 2.
Unaudited consolidated balance sheet – restated under IFRS

	30 June 2005		31 December 2004		1 July 2004
	(restated*)		(restated*)		(restated*)
	£ million	£ million	£ million	£ million	£ million	£ million
Non-current assets
Intangible assets	4,392		4,050		4,104
Property, plant and equipment	1,936		1,794		1,815
Biological assets	14		6		13
Investments in associates	1,261		1,308		1,188
Other investments	719		1,048		2,184
Post employment benefit assets	12		10		11
Deferred tax assets	778		955		1,137
Trade and other receivables	68		116		151

		9,180		9,287		10,603

Current assets
Inventories	2,347		2,245		2,192
Trade and other receivables	1,607		2,114		1,402
Cash and cash equivalents	787		1,082		742

		4,741		5,441		4,336

Total assets		13,921		14,728		14,939

Current liabilities

	30 June 2005		31 December 2004		1 July 2004
	(restated*)		(restated*)		(restated*)
	£ million	£ million	£ million	£ million	£ million	£ million
Borrowings and bank overdrafts	(869)		(2,109)		(2,001)
Trade and other payables	(1,912)		(2,107)		(1,705)
Corporate tax payable	(746)		(795)		(803)
Provisions	(88)		(173)		(138)

		(3,615)		(5,184)		(4,647)
Non-current liabilities
Borrowings	(3,677)		(2,911)		(3,316)
Other payables	(95)		(60)		(106)
Deferred tax liabilities	(298)		(387)		(329)
Post employment benefit liabilities	(1,306)		(1,056)		(1,128)
Provisions	(304)		(133)		(184)

		(5,680)		(4,547)		(5,063)

Total liabilities		(9,295)		(9,731)		(9,710)

Net assets		4,626		4,997		5,229

Equity
Called up share capital	883		883		885
Share premium	1,337		1,334		1,331
Treasury and own shares	(987)		(674)		(331)
Other reserves	3,060		3,060		3,058
Retained earnings/(deficit)	166		236		(181)

Equity attributable to equity shareholders of the company		4,459		4,839		4,762
Minority interests		167		158		467

Total equity		4,626		4,997		5,229

*	Intangible assets (goodwill), total assets, net assets, retained earnings, equity attributable to equity shareholders and total equity at 30 June 2005 have each been reduced by £448 million (31 December 2004 — £438 million; 30 June 2004 — £438 million) compared with information published on 1 September 2005, to reflect the recognition of deferred tax liabilities on intangibles existing at the transition date as an adjustment to retained earnings rather than as an increase to goodwill, in accordance with IFRS 1.
Unaudited consolidated statement of recognised income and expense – restated under IFRS

	Year ended 30 June	Six months ended 31
	2005(restated*)	December 2004
	£ million	£ million
Net income recognised directly in equity
Exchange adjustments
- group	85	(19)
- associates	21	54
Actuarial losses on post employment plans	(205)	—
Profit for the period
- group	1,288	904
- associates	121	71

	Year ended 30 June	Six months ended 31
	2005(restated*)	December 2004
	£ million	£ million
Total recognised income and expense for the period	1,310	1,010

Attributable to	1,250	982
- equity shareholders	60	28

- minority interests	1,310	1,010

*	Exchange adjustments – group, total recognised income and expense for the period and amount attributable to – equity shareholders have been reduced by £10 million, representing the exchange effect of the correction described on page 2.
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	17:45 09-Nov-05
Number	9136T
Diageo plc
09 November 2005
Diageo plc announces that it has today purchased through Goldman Sachs International 900,000 ordinary shares at a price of 853.34 pence per share. The purchased shares will all be held as treasury shares.
Following the above purchase, Diageo plc holds 138,604,000 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 2,911,863,548.
END

Company	Diageo PLC
TIDM	DGE
Headline	Director/PDMR Shareholding
Released	15:21 10-Nov-05
Number	PRNUK-1011

TO:	Regulatory Information Service
PR Newswire
RE:	PARAGRAPH 3.1.4 OF
THE DISCLOSURE RULES
The notifications listed below are each in respect of a single transaction of which notification was received under Paragraph 3.1.2 of the Disclosure Rules and, in respect of directors of Diageo plc only, Section 324 of the Companies Act 1985.
Diageo plc (the ‘Company’) announces that:

1. It received notification on 10 November 2005 of the following allocations of ordinary shares of 28 101/108 pence in the Company (‘Ordinary Shares’) under the Diageo Share Incentive Plan (the ‘Plan’), namely:
(i) the following directors of the Company were allocated Ordinary Shares on 10 November 2005 under the Plan, by Diageo Share Ownership Trustees Limited (the ‘Trustee’):

Name of Director	Number of Ordinary Shares
N C Rose	23
P S Walsh	23
(ii) the following ‘Persons Discharging Managerial Responsibilities’ (‘PDMR’) were allocated Ordinary Shares on 10 November 2005 under the Plan, by the Trustee:

Name of PDMR	Number of Ordinary Shares
S Fletcher	23
J Grover	23
A Morgan	23
G Williams	23
The number of Ordinary Shares allocated comprises those purchased on behalf of the employee using an amount which the employee has chosen to have deducted from salary (‘Sharepurchase’) and those awarded to the employee by the Company (‘Sharematch’) on the basis of one Sharematch Ordinary Share for every two Sharepurchase Ordinary Shares.
The Sharepurchase Ordinary Shares were purchased and the Sharematch Ordinary Shares were awarded at a price per share of £8.575.
The Ordinary Shares are held by the Trustee and in the name of the Trustee. Sharepurchase Ordinary Shares can normally be sold at any time. Sharematch Ordinary Shares cannot normally be disposed of for a period of three years after the award date.
As a result of the above, interests of directors and PDMRs in the Company’s Ordinary Shares (excluding options, awards under the Company’s LTIPs and interests as potential beneficiaries of the Company’s Employee Benefit Trusts) are as follows:

Name of Director	Number of Ordinary Shares
N C Rose	249,593
P S Walsh	747,546

Name of PDMR
S Fletcher	97,530
J Grover	137,150
A Morgan	116,004
G Williams	169,567*

(* of which 5,423 are held in the form of American Depository Shares (‘ADS’). 1 ADS is the equivalent of 4 Ordinary Shares.)
2. It received notification on 10 November 2005 from Lord Blyth, a director of the Company, that he has purchased 1,159 Ordinary Shares on 10 November 2005 under an arrangement with the Company, whereby he has agreed to use an amount of £10,000 each month, net of tax, from his director’s fees to purchase Ordinary Shares. Lord Blyth has agreed to retain the Ordinary Shares while he remains a director of the Company.
The Ordinary Shares were purchased at a price per share of £8.575.
As a result of this purchase, Lord Blyth’s interest in Ordinary Shares has increased to 118,386.
3. It received notification on 10 November 2005 from Todd Stitzer, a director of the Company, that he has purchased 115 Ordinary Shares on 10 November 2005 under an arrangement with the Company, whereby he has agreed to use an amount of £1,000 each month, net of tax, from his director’s fees to purchase Ordinary Shares.
The Ordinary Shares were purchased at a price per share of £8.575.
As a result of this purchase, Mr Stitzer’s interest in Ordinary Shares has increased to 2,204.
10 November 2005
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	17:31 10-Nov-05
Number	9848T
Diageo plc
10 November 2005
Diageo plc announces that it has today purchased through Goldman Sachs International 2,000,000 ordinary shares at a price of 853.86 pence per share. The purchased shares will all be held as treasury shares.
Following the above purchase, Diageo plc holds 140,604,000 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 2,909,863,548.
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	17:38 11-Nov-05
Number	0506U
Diageo plc

11 November 2005
Diageo plc announces that it has today purchased through Goldman Sachs International 500,000 ordinary shares at a price of 857.38 pence per share. The purchased shares will all be held as treasury shares.
Following the above purchase, Diageo plc holds 141,104,000 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 2,909,363,548.
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	17:36 14-Nov-05
Number	1194U
Diageo plc
14 November 2005
Diageo plc announces that it has today purchased through Goldman Sachs International 1,075,000 ordinary shares at a price of 860.93 pence per share. The purchased shares will all be held as treasury shares.
Following the above purchase, Diageo plc holds 142,179,000 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 2,908,288,548.
END

Company	Diageo PLC
TIDM	DGE
Headline	Diageo Investor Conference
Released	07:02 15-Nov-05
Number	1305U
15 November 1005
Diageo Maintains Guidance at Investor Conference in London today
Diageo is holding an Investor Conference in London today. At the conference Nick Rose, Diageo’s Chief Financial Officer will tell attendees that Diageo’s guidance for the full year ended June 2006 is unchanged and that organic operating profit growth can be similar to that achieved on the year ended June 2005 even allowing for higher growth in marketing spend and higher pension costs.
Nick Rose went on to say:

‘We continue to see good share gains in the US, even with the price increases that we have put through there. The terrible hurricanes in the US have had an impact on our performance in the Southeastern states. It is too early to tell whether this will impact full year performance or whether the impact will be limited to the first half and we will benefit in the second half from restocking.
‘In Diageo Europe, we are seeing continued weakness in ready to drink and in Guinness and while we have plans in place to address these trends any benefit is not expected to be seen until later in the financial year.
‘In Diageo International, Latin America remains buoyant. We have made steady progress in the three markets which we identified for improvement at the time of our 2005 results announcement, Taiwan, Korea and Nigeria. In Taiwan, a series of actions including management changes and a renewed focus on Johnnie Walker means that Johnnie Walker has now overtaken its most significant competitor and is again the leading Scotch whisky brand there. In Korea, the new management team is also making good progress. Focus on Windsor has returned the brand to growth and we will now begin a similar program on Dimple. In Nigeria, volumes are still down year on year, but this is in line with our expectations at this stage. Guinness Extra Smooth and Harp are doing well and Guinness Malta is benefiting from improvement in its regional distribution.
‘We are on track to deliver our cost synergies but we are seeing pressure on input costs from higher oil prices. As we said in the AGM statement, our relatively high operating margin does mitigate the impact of the current high oil price but it will increase our cost base by around £20 million in the current year.
‘With the exception of Guinness our global priority brands, particularly Smirnoff, Johnnie Walker and Captain Morgan, continue to grow strongly.
‘We are reiterating our full year guidance although the rate of growth in the first half performance may be below our guidance for the full year. We have not given full year eps guidance, as reported eps will be impacted by agreements with tax authorities in respect of brand carrying values. We are still confident that the tax rate for ‘06 will be well below 20% and hope to be able to give an update on the actual tax rate at the time of the interims.’
-ENDS-
For further information
The presentation materials from the conference will be posted to www.diageo.com at 8.00 am today and a full transcript will be posted at the end of the day.
A real time audio cast of the event will be provided for those that would like to listen to the presentations and Q&A. To participate please use one of the following dial-in numbers:
UNITED KINGDOM Toll Number: +44-20-7019-0810
USA Toll Number: +1-210-795-0466
PASSCODE: DIAGEO IR
Your EMEA Local Access dial-in numbers can be called from countries other than those listed, as long as the participant uses the correct country code. However,

International Freephone numbers can only be dialed within the particular country listed.
Contacts
Investor Relations:
Catherine James +44 (0)207 927 5272 investor.relations@diageo.com
Media Relations:
Isabelle Thomas +44(0)207 927 5967 media@diageo.com
Agenda for the event
Tuesday 15 November

9.00	Opening remarks by Nick Rose, Chief Financial Officer

9.15	Europe Presentation by Andrew Morgan, President of Diageo Europe

10.00	Global Supply Presentation by David Gosnell, Managing Director of Diageo Global Supply

12.15	North America by Ivan Menezes, President and CEO of Diageo North America

15.00	International by Stuart Fletcher, President of Diageo International

16.00	Q&A session led by Paul Walsh, Chief Executive Officer of Diageo plc

16.45	Closing remarks by Paul Walsh
Forward-looking statements
This document contains certain forward-looking statements within the meaning of Section 27A of the US Securities Act of 1933 and Section 21E of the US Securities Exchange Act of 1934. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. In particular, all statements that express forecasts, expectations and projections with respect to future matters, including trends in results of operations, margins, growth rates, overall market trends, the impact of interest or exchange rates, the availability of financing to Diageo, anticipated cost savings or synergy and the completion of Diageo’s strategic transactions are forward-looking statements. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. Diageo does not undertake to update forward-looking statements to reflect any changes in events, conditions or circumstances on which any such statement is based. The reader should, however, consult any additional disclosures that Diageo may make in documents it files in the US Securities and Exchange Commission.
Notes to Editor
Diageo is the world’s leading premium drinks business. With its global vision, and local marketing focus, Diageo brings to consumers an outstanding collection of beverage alcohol brands across the spirits, wine and beer categories including Smirnoff, Guinness, Johnnie Walker, Baileys, J&B, Cuervo, Captain Morgan and

Tanqueray, and Beaulieu Vineyard and Sterling Vineyards wines. Diageo trades in some 180 countries around the world and is listed on both the New York Stock Exchange (DEO) and the London Stock Exchange (DGE). For more information about Diageo, its people, brands and performance, visit us at www.diageo.com
END

Company	Diageo PLC
TIDM	DGE
Headline	Holding(s) in Company
Released	15:05 15-Nov-05
Number	PRNUK-1511

TO:	Regulatory Information Service
PR Newswire
RE:	CHAPTER 9 PARAGRAPH 9.6.7
THE LISTING RULES
Diageo plc (the ‘Company’) announces that it received notification on 15 November 2005 for the purposes of Sections 198 to 208 of the Companies Act 1985, from Barclays PLC that, as of 10 November 2005, they no longer have a notifiable interest in the Company’s ordinary shares of 28 101/108 pence (‘Ordinary Shares’). The issued share capital of the Company as at 10 November 2005 was 2,914,213,548 excluding 136,254,000 Ordinary Shares held as Treasury Shares.
15 November 2005
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	17:27 15-Nov-05
Number	1879U
Diageo plc
15 November 2005
Diageo plc announces that it has today purchased through Goldman Sachs International 4,800,000 ordinary shares at a price of 833.22 pence per share. The purchased shares will all be held as treasury shares.
Following the above purchase, Diageo plc holds 146,979,000 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 2,903,488,548.
END

Company	Diageo PLC

TIDM	DGE
Headline	Transaction in Own Shares
Released	17:41 16-Nov-05
Number	2571U
Diageo plc
16 November 2005
Diageo plc announces that it has today purchased through Goldman Sachs International 1,200,000 ordinary shares at a price of 840.76 pence per share. The purchased shares will all be held as treasury shares.
Following the above purchase, Diageo plc holds 148,179,000 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 2,902,288,548.
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	18:00 17-Nov-05
Number	3286U
Diageo plc
17 November 2005
Diageo plc announces that it has today purchased through Goldman Sachs International 825,000 ordinary shares at a price of 846.51 pence per share. The purchased shares will all be held as treasury shares.
Following the above purchase, Diageo plc holds 149,004,000 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 2,901,463,548.
END

Company	Diageo PLC
TIDM	DGE
Headline	Holding(s) in Company
Released	15:52 18-Nov-05
Number	PRNUK-1811

TO:	Regulatory Information Service
PR Newswire
RE:	CHAPTER 9 PARAGRAPH 9.6.7
THE LISTING RULES

Diageo plc (the ‘Company’) announces that it received notification on 18 November 2005 for the purposes of Sections 198 to 208 of the Companies Act 1985, from Barclays PLC (‘Barclays’) that as at 16 November 2005 Barclays had, through its legal entities, increased its interest in the Company’s ordinary shares of 28 101/108 pence (‘Ordinary Shares’) to 91,189,550 Ordinary Shares, representing 3.13 per cent. of the issued share capital. The issued share capital of the Company as at 16 November 2005 was 2,909,863,548 excluding 140,604,000 Ordinary Shares held as Treasury Shares.
18 November 2005
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	18:03 18-Nov-05
Number	3947U
Diageo plc
18 November 2005
Diageo plc announces that it has today purchased through Goldman Sachs International 1,300,000 ordinary shares at a price of 851.43 pence per share. The purchased shares will all be held as treasury shares.
Following the above purchase, Diageo plc holds 150,304,000 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 2,900,168,548.
END

Company	Diageo PLC
TIDM	DGE
Headline	Director/PDMR Shareholding
Released	12:54 21-Nov-05
Number	PRNUK-2111

TO:	Regulatory Information Service
PR Newswire
RE: PARAGRAPH 3.1.4 OF
THE DISCLOSURE RULES
The notification listed below is in respect of a single transaction of which notification was received under Paragraph 3.1.2 of the Disclosure Rules and Section 324 of the Companies Act 1985.
Diageo plc (the ‘Company’) announces that:

1. Mr PS Walsh, a director, notified the Company on 18 November 2005 that:
a. on 18 November 2005, he exercised options over 50,000 Ordinary Shares of 28 101/108 pence each in the Company (‘Ordinary Shares’) granted on 20 December 1999 at a price per share of £5.18 under the Company’s Senior Executive Share Option Plan; and
b. on 18 November 2005, he sold 47,500 Ordinary Shares at a price per share of £8.58.
Mr Walsh will retain beneficial ownership of the balance of 2,500 Ordinary Shares.
As a result of the above, Mr Walsh’s interests in the Company’s Ordinary Shares (excluding options, awards under the Company’s LTIPs and interests as a potential beneficiary of the Company’s employee benefit trusts) is 750,046.
2. it received notification on 21 November 2005 from Bailhache Labesse Trustees Limited, as trustee of the Diageo Employee Benefit Trust (‘the Employee Benefit Trust’) that they had transferred 50,000 Ordinary Shares to a beneficiary of the Employee Benefit Trust following an exercise of options under the Company’s Senior Executive Share Option Plan on 18 November 2005.
As a result of this transaction the total holding of the Employee Benefit Trust amounts to 7,262,748 shares.
Directors who are potential beneficiaries of the Employee Benefit Trust are PS Walsh and NC Rose.
21 November 2005
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	17:41 21-Nov-05
Number	4583U
Diageo plc
21 November 2005
Diageo plc announces that it has today purchased through Goldman Sachs International 1,000,000 ordinary shares at a price of 844.52 pence per share. The purchased shares will all be held as treasury shares.
Following the above purchase, Diageo plc holds 151,304,000 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 2,899,168,548.
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	17:45 22-Nov-05
Number	5282U
Diageo plc
22 November 2005
Diageo plc announces that it has today purchased through Goldman Sachs International 700,000 ordinary shares at a price of 844.55 pence per share. The purchased shares will all be held as treasury shares.
Following the above purchase, Diageo plc holds 152,004,000 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 2,898,477,366.
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	17:13 23-Nov-05
Number	5903U
Diageo plc
23 November 2005
Diageo plc announces that it has today purchased through Goldman Sachs International 515,000 ordinary shares at a price of 846.27 pence per share. The purchased shares will all be held as treasury shares.
Following the above purchase, Diageo plc holds 152,519,000 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 2,897,962,366.
END

Company	Diageo PLC
TIDM	DGE
Headline	Director/PDMR Shareholding
Released	10:01 24-Nov-05
Number	PRNUK-2411

TO:	Regulatory Information Service
PR Newswire
RE:	PARAGRAPH 3.1.4 OF

THE DISCLOSURE RULES
Diageo plc (the ‘Company’) announces that it received notification on 23 November 2005, for the purposes of Section 324 of the Companies Act 1985, that Bailhache Labesse Trustees Limited, as trustee of the Diageo Employee Benefit Trust (‘the Employee Benefit Trust’) had purchased 3,341 Ordinary Shares of 28 101/108 pence each in the Company (‘Ordinary Shares’) on 23 November 2005 at an average price of £8.4525 per Ordinary Share.
As a result of this transaction the total holding of the Employee Benefit Trust amounts to 7,266,089 Ordinary Shares.
Directors of the Company who are potential beneficiaries of the Employee Benefit Trust are PS Walsh and NC Rose.
24 November 2005
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	17:44 25-Nov-05
Number	7305U
Diageo plc
25 November 2005
Diageo plc announces that it has today purchased through Goldman Sachs International 500,000 ordinary shares at a price of 847.10 pence per share. The purchased shares will all be held as treasury shares.
Following the above purchase, Diageo plc holds 153,019,000 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 2,897,462,366.
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	17:55 28-Nov-05
Number	7991U
Diageo plc
28 November 2005

Diageo plc announces that it has today purchased through Goldman Sachs International 1,300,000 ordinary shares at a price of 848.63 pence per share. The purchased shares will all be held as treasury shares.
Following the above purchase, Diageo plc holds 154,319,000 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 2,896,168,957.
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	17:49 29-Nov-05
Number	8710U
Diageo plc
29 November 2005
Diageo plc announces that it has today purchased through Goldman Sachs International 1,150,000 ordinary shares at a price of 845.79 pence per share. The purchased shares will all be held as treasury shares.
Following the above purchase, Diageo plc holds 155,469,000 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 2,895,018,957.
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	17:54 30-Nov-05
Number	9495U
Diageo plc
30 November 2005
Diageo plc announces that it has today purchased through Goldman Sachs International 2,200,000 ordinary shares at a price of 842.27 pence per share. The purchased shares will all be held as treasury shares.
Following the above purchase, Diageo plc holds 157,669,000 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 2,892,818,957.
END